LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

April 21, 2010

VIA EDGAR

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Series Fund, Inc. (the “Registrant”)
File Nos. 033-30172 and 811-05876

Dear Mr. Cowan:

This letter responds to comments you provided in a March 16, 2010 email message to Lord, Abbett & Co. LLC, investment adviser to the Registrant (“Lord Abbett”), regarding Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed on February 1, 2010. Post-Effective Amendment No. 32 was filed (1) to update certain information with respect to eight of the Registrant’s existing series, and to comply with amendments to Form N-1A promulgated under SEC Release IC-28584; and (2) to add four new series of the Registrant: Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio, and Value Opportunities Portfolio (together with the Registrant’s existing series, the “Funds”).

Post-Effective Amendment 32 contained each Fund’s proposed prospectus as well as a proposed combined Statement of Additional Information for all the Funds. Your comments and the Registrant’s responses thereto are set forth below. Post-Effective Amendment No. 33 to the Registration Statement, which will be filed on or about April 23, 2010 with the Securities and Exchange Commission and will become effective May 1, 2010, will reflect changes made in response to your comments and will be tagged to show changes against Post-Effective Amendment No. 32.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Mark Cowan

April 21, 2010

Part A – Prospectus

1.	Fees and Expenses

a.        Because the Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio are new funds, please confirm to the staff whether “other expenses” are estimated amounts for the current fiscal year. If so, please disclose in a footnote.

Disclosure has been added.

b.        Please use a smaller type font for the footnote disclosure so as not to be confused with the text of the table.

The requested change has been made.

c.        The disclosure that “Your expenses would be the same if you did not redeem your shares” is confusing for variable product funds. For consistency with other variable product funds, please remove.

The requested change has been made.

2.	Portfolio Turnover

Please consider removing the disclosure stating higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account” as it is not relevant to funds to be held in a variable insurance contract.

The suggested change has been made.

3.	Principal Investment Strategies/Principal Risks

a.        Developing Growth Portfolio. With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

The suggested change has been made.

b.        International Core Equity Portfolio. Please provide the capitalization range of the MSCI EAFE Index.

We note that the capitalization range appears in the Item 9 Principal Investment Strategies section, in conformity with the prospectus disclosure of other funds for which Lord Abbett serves as investment adviser. We believe the existing summary disclosure

Mark Cowan

April 21, 2010

contributes to the summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including, as laid out in the Item 9 disclosure, the types of securities in which the Fund invests or will invest principally).

With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

The suggested change has been made.

c.        Total Return Portfolio. Please disclose that high-yield debt securities are also commonly known as “junk bonds.”

We note that the reference to high-yield debt securities as “junk” bonds appears in the Item 9 Principal Investment Strategies section, in conformity with the prospectus disclosure of other funds for which Lord Abbett serves as investment adviser. We believe the existing summary disclosure contributes to the summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including, as laid out in the Item 9 disclosure, the types of securities in which the Fund invests or will invest principally).

There appear to be certain types of securities that the fund will invest in as a principal strategy that are included in the Item 9 disclosure, but omitted from the summary (e.g., types of mortgage securities

In the summary section, we believe the phrase “Mortgage-backed and other asset-backed securities” adequately contributes to the summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including, as laid out in the Item 9 disclosure, the type or types of securities in which the Fund invests or will invest principally).

and floating or adjustable rate senior loans).

In the summary section, we believe the phrase “Senior loans, and loan participations and assignments” adequately contributes to the summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including, as laid out in the Item 9 disclosure, the types of securities in which the Fund invests or will invest principally).

d.        Value Opportunities Portfolio. Please define “small and mid-sized companies.”

The requested change has been made.

Mark Cowan

April 21, 2010

Also, please disclose all the types of derivative securities that the fund may invest.

The derivatives that comprise the particular types of securities in which the Fund principally invests are listed in Item 9 disclosure, and summarized in the summary section.

e.        Growth & Income Portfolio, Growth Opportunities Portfolio and International Portfolio. Please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies.

As discussed in the summary section and Item 9 disclosure, each Fund’s investments in convertible securities, trusts, partnerships and limited liability companies, to the extent each is part of a principal strategy, are either equity interests or are viewed as similar to equity interests. We believe the existing summary disclosure regarding the risks of equity securities contributes to the summary of the principal risks, as indicated in Item 9, of investing in each Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.

With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

The suggested change has been made for each applicable Fund.

f.        Classic Stock Portfolio. Please define “large, seasoned” companies.

In the summary section, the Fund discloses that its investments primarily include “Large company securities of a company having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000® Index.” The reference to seasoned companies has been deleted.

Also, please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies.

As discussed in the summary section and Item 9 disclosure, the Fund’s investments in convertible securities, trusts, partnerships and limited liability companies, to the extent each is part of a principal strategy, are either equity interests or are viewed as similar to equity interests. We believe the existing summary disclosure regarding the risks of equity securities contributes to the summary of the principal risks, as indicated in Item 9, of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.

Mark Cowan

April 21, 2010

With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

The suggested change has been made.

g.        Mid Cap Value Portfolio. Please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies.

As discussed in the summary section and Item 9 disclosure, the Fund’s investments in convertible securities, trusts, partnerships and limited liability companies, to the extent each is part of a principal strategy, are either equity interests or are viewed as similar to equity interests. We believe the existing summary disclosure regarding the risks of equity securities contributes to the summary of the principal risks, as indicated in Item 9, of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.

Also, based on the derivatives risk disclosure, please include swaps as a type of security included as a principal strategy.

The requested change has been made.

4.	Performance

With respect to the bar charts, please remove the horizontal lines on those other than the zero axis.

A change has been made.

5.        Payments to Insurance Companies and their Affiliates

a.        Please disclose that fund payments to the sponsoring insurance company may create a “conflict of interest.”

The requested change has been made.

b.        Item 8 relates to payments to broker dealers and other intermediaries that sell the contract. In addition to what is disclosed, please address this item requirement.

Disclosure has been added.

Mark Cowan

April 21, 2010

6.	Financial Highlights

Please disclose that the financial highlights do not include separate account charges and that such charges would reduce total return figures.

The requested change has been made.

*        *        *         *        *

The Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary